Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published an the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 May 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-032

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEE FOR WHOLLY-OWNED SUBSIDIARIES BY THE COMPANY

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

Guaranteed party	Guaranteed amount	Actual amount of guarantee provided	Is there any counter-guarantee	Guarantor

14 companies, including “Southern

Airlines No. 1 Lease (Tianjin)

Company Limited, Southern

Airlines No. 2 Lease (Tianjin)

Company Limited, Southern

Airlines No. 5 Lease (Tianjin)

Company Limited, Southern

Airlines No. 10 Lease

(Guangzhou) Company Limited,

Southern Airlines No. 15 Lease

(Tianjin) Company Limited,

Southern Airlines No. 16 Lease

(Guangzhou) Company Limited

to Southern Airlines No. 20

Lease (Guangzhou), Southern

Airlines No. 24 Lease

(Guangzhou) Company Limited

to Southern Airlines No. 27

Lease (Guangzhou) Company

Limited” (final names subject to

business registration)

	The maximum amount of US$3.241 billion, equivalent to approximately RMB20.743 billion (calculated based on exchange rate of 1 US dollar against RMB6.4 yuan, same for the below)	As of the date of this announcement, actual amount of guarantee provided by the Company for China Southern Airlines No. 1 Lease (Tianjin) Company Limited, China Southern Airlines No. 2 Lease (Tianjin) Company Limited, China Southern Airlines No. 5 Lease (Tianjin) Company Limited was US$210 million, equivalent to approximately RMB1.334 billion. The Company has not yet provided guarantee for the remaining 11 companies.	No	China Southern Airlines Company Limited (hereinafter referred to as the “Company”)

Chongqing Airlines No. 1 (Chongqing) Finance Leasing Company Limited	The maximum amount of US$391 million, equivalent to approximately RMB2.5 billion	As of the date of this announcement, Chongqing Airlines has not yet provided guarantee for Chongqing Airlines No. 1 (Chongqing) Finance Leasing Company Limited.	No	Chongqing Airlines Company Limited, a controlled subsidiary of the Company (hereinafter referred to as “Chongqing Airlines”)

•	As of the date of this announcement, the amount in respect of the joint liability guarantees for loans for training costs of self-sponsored trainee pilots performed by the Company and its controlled subsidiary, Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”), were approximately RMB19.1334 million and RMB1.377 million (unaudited), respectively;

•	In accordance with the relevant requirements of the Articles of Association of the Company, this guarantee shall be submitted to the general meeting of the Company for approval.

I. Overview of the Guarantees

In order to transform the Company’s overseas aircraft leasing structure to domestic aircraft leasing structure to lower the aircraft leasing cost, and further improve the decision-making efficiency of the Board, the Company’s eighth session of the Board held an interim meeting via a way of communications on 16 May 2018, in which, considered and agreed unanimously the Company and its controlled subsidiary, Chongqing Airlines, to provide a total guarantee not exceeding US$3.632 billion (equivalent to approximately RMB23.243 billion) to 15 new or established special purpose vehicles (“SPV”) from 1 July 2018 to 30 June 2019 (of which, the Company has established China Southern Airlines No. 1 Lease (Tianjin) Company Limited, China Southern Airlines No. 2 Lease (Tianjin) Company Limited, China Southern Airlines No. 5 Lease (Tianjin) Company Limited and has provided guarantee to the said companies; and Chongqing Airlines has established Chongqing Airlines No. 1 (Chongqing) Finance Leasing Company Limited. The Company plans to add new operating aircraft during the above mentioned period). The Board has agreed the Company and Chongqing Airlines to allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts, and authorized the General Manager of the Company’s Finance Department and the legal representative of Chongqing Airlines or its authorized person to respectively enter into corresponding documents as to guarantee upon the approval of the above proposal from the general meeting.

II. Basic Information of the Guaranteed Parties

The main information of the 15 SPV to which the guarantee are given is as follows:

1. The 15 SPV are respectively China Southern Airlines No. 1 Lease (Tianjin) Company Limited, China Southern Airlines No. 2 Lease (Tianjin) Company Limited, China Southern Airlines No. 5 Lease (Tianjin) Company Limited, China Southern Airlines No. 10 Lease (Guangzhou) Company Limited, China Southern Airlines No. 15 Lease (Tianjin) Company Limited, China Southern Airlines No. 16 Lease (Guangzhou) Company Limited to China Southern Airlines No. 20 Lease (Guangzhou) Company Limited, China Southern Airlines No. 24 Lease (Guangzhou) Company Limited to China Southern Airlines No. 27 Lease (Guangzhou) Company Limited and Chongqing Airlines No. 1 (Chongqing) Finance Leasing Company Limited (final names subject to business registration);

2. Registered address: Dongjiang Free Trade Port Zone of Tianjin, Guangzhou Nansha Free Trade Zone and Chongqing Lianglu Cuntan Free Trade Port Area and other free trade zones (depending on the specific preferential conditions);

3. Registered capital: from RMB10,000 to RMB1,000,000, depending on the quantity and model of the operating aircraft of each SPV;

4. The main business scope of the SPV established by the Company: aircraft and engine leasing business; cargo and technology import and export business; receipt of lease deposit from lessees, receive and transfer lease receivable, realizing residual value of and disposal of the leased goods (the business scope shall be subject to the review of the commercial and industrial departments and the approved business scope shall prevail);

The main business scope of SPV established by Chongqing Airlines: aircraft leasing business; cargo and technology import and export business.

5. The major contingent matters affecting the guaranteed parties’ solvency: None;

6. The Company and Chongqing Airlines hold respectively 100% equity of the above mentioned 15 SPV;

7. Since 2015 and as of the date of this announcement, the Company has established 13 SPV (including China Southern Airlines No. 1 Lease (Tianjin) Company Limited, China Southern Airlines No. 2 Lease (Tianjin) Company Limited, China Southern Airlines No. 5 Lease (Tianjin) Company Limited and etc.) for conducting aircraft and engine leasing structure business. Please see the appendixes of this announcement for details of the Company’s 2017 annual and 2018 Q1 major financial data.

Except the above disclosures, other SPV have not started actual operation activities yet.

III. Major Content of Guarantee Agreement

Name of Guaranteed Company	Guarantee Limit	Type of Guarantee	Guarantee Method	Period of Guarantee	Major Content of Guarantee Agreement

14 companies, including “Southern

Airlines No. 1 Lease (Tianjin)

Company Limited, Southern

Airlines No. 2 Lease (Tianjin)

Company Limited, Southern

Airlines No. 5 Lease (Tianjin)

Company Limited, Southern

Airlines No. 10 Lease

(Guangzhou) Company Limited,

Southern Airlines No. 15 Lease

(Tianjin) Company Limited,

Southern Airlines No. 16 Lease

(Guangzhou) Company Limited

to Southern Airlines No. 20

Lease (Guangzhou), Southern

Airlines No. 24 Lease

(Guangzhou) Company Limited

to Southern Airlines No. 27

Lease (Guangzhou) Company

Limited” (final names subject to

business registration)

	The maximum amount of US$3.241 billion (equivalent to approximately RMB20.743 billion)	Credit Guarantee	Joint Liability Guarantee	The period of guarantee is the same as aircraft leasing period with a maximum of 12 years. If a lease extension occurs, the period of guarantee shall be extended accordingly.	The Company provides guarantees in respect of debts owned by SPV to overseas lessor (such as rent payable) and liabilities under the lease agreement. If SPV fail to settle debts or liabilities under the lease agreement in whole or part, the Company shall fulfill the obligation of guarantee as agreed, and undertake an obligation in respect of rent and other payables to overseas lessor and liabilities under the lease agreement.

Chongqing Airlines No.1 (Chongqing) Finance Leasing Company Limited	The maximum amount of US$391 million (equivalent to approximately RMB2.5 billion).

The Company and Chongqing Airlines may allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts.

IV. The Board’s Opinion

The Board of the Company considers that the provision of guarantee for 15 SPV by the Company and its controlled subsidiary, Chongqing Airlines, is beneficial for the Company to obtain policy support in free trade zone through sub-leasing structural business and lower aircraft leasing cost and in the interests of the Company and all shareholders as a whole. As wholly-owned subsidiaries of the Company and Chongqing Airlines, the significant decisions and daily operation of the above 15 SPV are fully controlled by the Company and Chongqing Airlines, significant risk can be identified in advance and prevented effectively.

The Board agreed that the Company provided guarantees for 14 SPV established in Dongjiang Free Trade Port Zone of Tianjin and Guangzhou Nansha Free Trade Zone, up to US$3.241 billion ( equivalent to approximately RMB20.743 billion); agreed that Chongqing Airlines provided guarantees for SPV established in Chongqing Lianglu Cuntan Free Trade Port Area, up to US$391 million (equivalent to approximately RMB2.5 billion). The period of guarantee is the same as aircraft leasing period with a maximum of 12 years. If a lease extension occurs, the period of guarantee shall be extended accordingly; agreed that the aforementioned resolutions to be proposed for approval in the recent general meeting of the Company and authorized the General Manager of the Company’s Finance Department and the legal representative of Chongqing Airlines or its authorized person to respectively enter into corresponding documents as to guarantee upon the approval of the above proposal from the general meeting.

Independent directors of the Company issued independent opinions on the above matters as follows: 1. The Board of the Company agreed that the Company and Chongqing Airlines to provide a total guarantee not exceeding US$3.632 billion to new or established SPV from the second half of 2018 to the first half of 2019. The guarantees above are beneficial for the Company and Chongqing Airlines to transform overseas aircraft leasing structure to domestic aircraft leasing structure and hence reducing aircraft leasing cost and are in the interests of the Company and all shareholders; 2. The guaranteed parties are the SPV, which are wholly-owned subsidiaries of the Company and Chongqing Airlines, significant risk can be identified in advance and prevented effectively and will not damage the interest of the Company and all shareholders; 3. The procedures of the Board for making decision on the aforesaid guarantees comply with the listing rules of the place where the Company is listed and requirements of Articles of Association, and shall be legal and valid.

V. Information on the Aggregate External Guarantees

As of the date of this announcement, the Company and Xiamen Airlines provided loan guarantee for training expenses of self-sponsored trainee pilots and the balance of borrowings guaranteed was RMB349.4536 million, representing approximately 0.70% of the latest audited net assets of the Company. The total amount of external guarantees provided by the Company and Xiamen Airlines for wholly-owned and controlled subsidiary was approximately RMB10.845 billion, representing approximately 21.87% of the latest audited net assets of the Company. The Company and Xiamen Airlines have fulfilled joint liability guarantee for the loans of the self-sponsored pilot training program of approximately RMB20.5104 million (All figures above were unaudited).

VI. Documents Available For Inspection

1. The resolutions of the interim meeting of the eighth session of the Board

2. The copy of business licence of guaranteed parties

3. Guarantee Agreement

The announcement is hereby given.

The Board of Directors of

China Southern Airlines Company Limited

16 May 2018

Appendixes: 2017 annual and 2018 Q1 major financial data of SPV established by the Company

Unit: RMB

		31 March 2018
No.	Name of company	Total assets	Total liabilities	Current liabilities	Asset net value	Bank loan	Operating revenue	Net profit
1	China Southern Airlines No. 1 Lease (Tianjin) Company Limited	36,862,588.82	29,380,053.25	29,380,053.25	7,482,535.57	0	58,542,385.99	1,769,918.05
2	China Southern Airlines No. 2 Lease (Tianjin) Company Limited	8,119,613.92	7,421,910.01	7,421,910.01	697,703.91	0	42,222,943.06	-677,654.23
3	China Southern Airlines No. 3 Lease (Tianjin) Company Limited	4,545,265.26	5,277,472.58	5,277,472.58	-732,207.32	0	15,761,254.43	-3,696.43
4	China Southern Airlines No. 4 Lease (Guangzhou) Company Limited	252,916.95	174,393.96	174,393.96	78,522.99	0	6,226,525.00	-1,078.90
5	China Southern Airlines No. 5 Lease (Tianjin) Company Limited	2,054,925.44	2,473,903.06	2,473,903.06	-418,977.62	0	16,801,577.59	-5,552.17
6	China Southern Airlines No. 6 Lease (Tianjin) Company Limited	1,866,041.24	2,214,656.28	2,214,656.28	-348,615.04	0	6,887,806.37	-2,289.10
7	China Southern Airlines No. 7 Lease (Tianjin) Company Limited	1,675,440.25	2,024,767.49	2,024,767.49	-349,327.24	0	6,819,778.76	-2,208.19

8	China Southern Airlines No. 8 Lease (Tianjin) Company Limited	1,166,700.01	1,517,614.45	1,517,614.45	-350,914.44	0	6,761,466.35	-2,121.11
9	China Southern Airlines No. 9 Lease (Guangzhou) Company Limited	4,408,031.32	2,914,969.73	2,914,969.73	1,493,061.59	0	3,653,239.03	-306.02
10	China Southern Airlines No. 12 Lease (Tianjin) Company Limited	988,631.19	900,468.66	900,468.66	88,162.53	0	5,397,745.02	-2,350.18
11	China Southern Airlines No. 13 Lease (Tianjin) Company Limited	1,419,151.88	1,331,042.76	1,331,042.76	88,109.12	0	5,532,149.38	-2,403.59
12	China Southern Airlines No. 14 Lease (Tianjin) Company Limited	7,333,010.21	7,364,452.35	7,364,452.35	-31,442.14	0	7,210,843.04	-1,688.66
13	China Southern Airlines No. 21 Lease (Tianjin) Company Limited	1,927,493.96	1,927,643.96	1,927,643.96	-150.00	0	449,281.27	-150
	Total	72,619,810.45	64,923,348.54	64,923,348.54	7,696,461.91	0	182,266,995.29	1,068,419.47

Unit: RMB

		31 December 2017
No.	Name of company	Total assets	Total liabilities	Current liabilities	Asset net value	Bank loan	Operating revenue	Net profit
1	China Southern Airlines No. 1 Lease (Tianjin) Company Limited	38,770,053.00	33,057,435.48	33,057,435.48	5,712,617.52	0	276,389,545.32	4,821,741.64
2	China Southern Airlines No. 2 Lease (Tianjin) Company Limited	10,840,531.76	9,465,173.62	9,465,173.62	1,375,358.14	0	45,728,288.02	-124,641.86
3	China Southern Airlines No. 3 Lease (Tianjin) Company Limited	6,072,852.40	6,801,363.29	6,801,363.29	-728,510.89	0	39,407,889.97	-1,228,510.89
4	China Southern Airlines No. 4 Lease (Guangzhou) Company Limited	230,683.88	151,081.99	151,081.99	79,601.89	0	22,003,678.67	-220,398.11
5	China Southern Airlines No. 5 Lease (Tianjin) Company Limited	2,264,699.92	2,678,125.37	2,678,125.37	-413,425.45	0	21,227,116.23	-713,425.45
6	China Southern Airlines No. 6 Lease (Tianjin) Company Limited	2,136,031.91	2,482,357.85	2,482,357.85	-346,325.94	0	7,350,537.26	-446,325.94
7	China Southern Airlines No. 7 Lease (Tianjin) Company Limited	2,329,842.73	2,676,961.78	2,676,961.78	-347,119.05	0	7,665,875.68	-447,119.05

8	China Southern Airlines No. 8 Lease (Tianjin) Company Limited	1,659,339.43	2,008,132.76	2,008,132.76	-348,793.33	0	8,145,342.90	-448,793.33
9	China Southern Airlines No. 9 Lease (Guangzhou) Company Limited	1,502,801.57	1,509,433.96	1,509,433.96	-6,632.39	0	0.00	-6,632.39
10	China Southern Airlines No. 12 Lease (Tianjin) Company Limited	100,001.67	9,488.96	9,488.96	90,512.71	0	0.00	-9,487.29
11	China Southern Airlines No. 13 Lease (Tianjin) Company Limited	100,001.67	9,488.96	9,488.96	90,512.71	0	0.00	-9,487.29
12	China Southern Airlines No. 14 Lease (Tianjin) Company Limited	1,023,825.55	1,053,579.03	1,053,579.03	-29,753.48	0	1,691,157.65	-229,753.48
	Total	67,030,665.49	61,902,623.05	61,902,623.05	5,128,042.44	0	429,609,431.70	937,166.56